December 7, 2007

Via: Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:

Mr. John Madison

Re:

Request for Acceleration – Midway Gold Corp.

Amendment No. 3 to Registration Statement on Form S-1/A

(SEC File No. 333-145141)

Ladies and Gentlemen:

On behalf of Midway Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amendment No. 3 to the Registration Statement on Form S-1/A (File No. 333-145141), and permit said amended Registration Statement to become effective at 4:30 p.m. (Eastern Time) on December 11, 2007, or as soon thereafter as practicable.

Midway Gold Corp. hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

MIDWAY GOLD CORP.

By:   /s/ Doris Meyer

       Name: Doris Meyer

       Title:  Chief Financial Officer and Corporate Secretary